

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 8, 2008

Mr. Leon Tempelsman
President and Chief Executive Officer
Lazare Kaplan International Inc.
19 West 44th Street
New York, NY 10036

      Re: **Lazare Kaplan International Inc.**
               Forms 10-K and 10-K/A for Fiscal Year Ended May 31, 2007
               Filed August 29, 2007 and August 26, 2008
               Form 10-Q for Fiscal Quarter Ended February 29, 2008
               Filed April 14, 2008
               File No. 1-7848

Dear Mr. Tempelsman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief